03011586

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 50367

RECEIVED MAR - 3 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Basis Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5075 Westheimer, Suite 1050A
(No. and Street)

Houston (City) Texas (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Wilson 713-993-9656
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James A. Longaker, CPA
(Name — *if individual, state last, first, middle name*)

2002 Woodland Valley Drive (Address) Kingwood (City) Texas (State) 77339 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PB 3/19

OATH OR AFFIRMATION

I, Robert J. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Basis Financial, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

BRENDA G. HERA
MY COMMISSION EXPIRES
APRIL 27, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Statement of Cash Flows
- X (p) Statement of exception to 15c3-3

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Basis Financial, LLC
Houston, Texas 77027

I have audited the accompanying statement of financial condition of Basis Financial, LLC as of December 31, 2002 and the related statement of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Basis Financial, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the Basic financial statements taken as a whole. The information contained on Pages 8, 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CPA

James A. Longaker, CPA

February 22, 2003

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
CELL: 713-818-1892 • PHONE: 281-358-2855 • FAX: 501-421-2718

BASIS FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2002 AND 2001

ASSETS

	2001	2002
Current assets:		
Checking account	$ 80,369	$ 21,735
Commissions receivable	47,645	-
Total current assets	128,014	21,735
Fixed Assets		
Equipment	795	795
Accumulated depreciation	(170)	(795)
Total fixed assets	625	-
Deposits and other assets	-	294
Total assets	$ 128,639	$ 22,029

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2002
Current Liabilities		
Accounts payable	$ 6,200	$ -
Accounts payable - other brokers	54,106	-
Total current liabilities	60,306	-
Stockholder's equity:		
Paid-in-capital	5,000	5,000
Retained earnings	63,333	17,029
Total stockholders' equity	68,333	22,029
Total liabilities and stockholders' equity	$ 128,639	$ 22,029

The accompanying notes are an integral part of the financial statements.

BASIS FINANCIAL, LLC

STATEMENT OF INCOME

AS OF DECEMBER 31, 2002 AND 2001

	2001	2002
Revenues:		
Commission	$ 41,314	$ -
Brokerage revenue	194,030	71,125
Total income	235,344	71,125
Expenses		
Total expenses	169,557	61,229
Income from operations	65,787	9,896
Other income		
Interest income	91	-
Other income	139	-
	230	
Income taxes	-	-
Net Income	$ 66,017	$ 9,896

The accompanying notes are an integral part of the financial statements.

BASIS FINANCIAL, LLC

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

AS OF YEAR ENDED DECEMBER 31, 2001 AND 2002

	Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2001	$ 5,000	$ 28,104	$ 33,104
Net income for the year ended December 31, 2(	-	66,017	66,017
Less distributions for year ended	-	(30,788)	(30,788)
Balance at December 31, 2001	5,000	63,333	68,333
Net income for the year ended December 31, 2(	-	9,896	9,896
Less distributions for year ended	-	(56,200)	(56,200)
Balance at December 31, 2002	$ 5,000	$ 17,029	$ 22,029

The accompanying notes are an integral part of the financial statements.

BASIS FINANCIAL, LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED DECEMBER 31, 2002 AND 2001

Cash flows from operating activities:	12 Months ended December 31, 2001	12 Months ended December 31, 2002
Net income	$ 66,017	$ 9,896
Adjustments to reconcile net income to net cash used for operating activities:		
Depreciation	113	625
Decrease (increase) in commissions receivable	(59,074)	47,645
Decrease (increase) in other assets	-	(294)
Increase (decrease) in accounts payable	59,106	(60,306)
Total adjustments	145	(12,330)
Net cash provided (used) by operations	66,162	(2,434)
Cash flows from investing activities	-	-
Cash flows from financing activates:	-	-
Net cash (used) or proviced by: dividends	-	(56,200)
Net increase (decrease) in cash	66,162	(58,634)
Cash at beginning of year	14,207	80,369
Cash at end of year	$ 80,369	$ 21,735

The accompanying notes are an integral part of the financial statements.

BASIS FINANCIAL, LLC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

A. Summary Of Significant Accounting Policies

Nature of Business

Basis Financial, LLC (the "Company") is a Texas corporation and is a registered broker-dealer maintaining its only office in Houston, Texas. It is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1, operated pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3, and did not hold customer funds or securities. The Company has been approved to conduct business on a fully disclosed basis through a clearing agent.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents at December 31, 2002. There were no cash equivalents at December 31, 2002.

Federal Income Taxes

The Company is an LLC and has elected to be taxed as a Partnership; therefore no income taxes are owed at the Company level.

Property and Equipment

Property and equipment are recorded at cost. Disposals are removed at cost less accumulated depreciation and any gain or loss from disposition is reflected in current year income. Depreciation is provided over the estimated useful lives of the depreciable assets. Expenditures for major renewals and settlements, which extend the useful lives of property and cost over $100 are capitalized. Expenditures for maintenance and repairs are expensed.

Net Capital

BASIS FINANCIAL, LLC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2002, the net capital was $21,735, which exceeded the required minimum capital by $16,735, and the aggregate indebtedness (A.I.) to net capital ratio was not applicable since there was no A.I.

BASIS FINANCIAL, LLC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

DECEMBER 31, 2002

Total equity from statement of financial condition	$ 22,029
Less non-allowable assets:	
Deposits	294
Net Capital	$ 21,735

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	-
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 5,000
Excess net capital	$ 16,735

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (per statement of financial condition)	-
Ratio of aggregate indebtedness to net capital	N/A
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	N/A

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

The Board of Directors
Basis Financial, LLC
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Basis Financial, LLC. for the year ended December 31, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures used by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
Cell: 713-818-1892 • Phone: 281-358-2855 • Fax: 501-421-2718

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

James A. Longaker, CPA

February 22, 2003

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
CELL: 713-818-1892 • PHONE: 281-358-2855 • FAX: 501-421-2718